June 5, 2013

Via EDGAR and By Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn:     Stephen Krikorian and Melissa Walsh

Re:	MoneyGram International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 4, 2013

File No. 001-31950

Dear Mr. Krikorian:

Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated May 9, 2013 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	Comment. We note that your subsidiary, MoneyGram Payment Systems, Inc., continues to be identified on the OFAC website as an authorized remittance forwarder to Cuba. Also, you include on page 6 and elsewhere in the filing information regarding your operations in Africa and the Middle East, regions that include Sudan and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about operations related to Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements, since your letters to us dated January 28, 2011, March 7, 2011, and March 24, 2011. Your response should describe any funds or services you have provided into Cuba, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 1

June 5, 2013

Mr. Stephen Krikorian, Securities and Exchange Commission

Response. The Company has a global compliance program that requires compliance with the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) sanctions and Specially Designated Nations lists, as well as the watch-lists of other governments (collectively referred to as the “OFAC List”). The Company also has a comprehensive “Know Your Agent” program that compares the OFAC List against the names of all owners of the agents through which it operates. All MoneyGram agents, regardless of location, are required to comply with U.S. and other applicable law and MoneyGram’s compliance policies, which in some cases are more stringent than U.S. law.

Cuba

During 2011, the Company’s existing license in Cuba was amended to permit the transfer of funds to Cuba on behalf of customers consistent with the general license provisions of the Cuban Assets Control Regulations and without previously existing currency restrictions. In March 2012, the Company entered into an agreement with [***]1. The agent had a relationship with [***]2, which we believe is owned or controlled by the government of Cuba. The Company subsequently began the process for setting up and testing transactions with the agent, and conducted six test transactions in September and early October 2012. Prior to activating the service and going live, the Company became aware in October 2012 of a criminal investigation by the Department of Justice (“DOJ”) related to the agent, and the Company terminated its relationship with the agent. The Company reported the termination of the agent and the DOJ investigation to OFAC.

Since the termination of the relationship with [***]3, the Company has had discussions directly with [***]4. The discussions related to possibly conducting transactions within Cuba. [***]5 Any operations or relationships commenced by the Company in Cuba will be conducted in a manner that is consistent with the terms of its compliance program (including the “Know Your Agent” program) and compliant with OFAC requirements, U.S. law and other applicable legal or regulatory requirements.

[1]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
[2]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
[3]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
[4]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
[5]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

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June 5, 2013

Mr. Stephen Krikorian, Securities and Exchange Commission

During 2012, the Company entered into an agreement with an international mobile services provider headquartered in [***]6, through which individuals may use a MoneyGram location to purchase mobile phone minutes that will be used to “top off” mobile phone minutes of persons in Cuba. Pursuant to the agreement, funds received by the Company are forwarded to the mobile phone provider along with the specific phone number that is to receive the credits, and then the provider provides the credits to the recipient. The Company itself does not have a contractual relationship with any Cuban entity under this arrangement and is not directly providing any funds to a Cuban entity. The Company notified OFAC of this arrangement and submitted reports to OFAC regarding payments made under the applicable regulations. Following feedback from OFAC regarding this arrangement, the Company ceased providing this service with respect to Cuba pending confirmation from OFAC that such arrangement is permitted under the telecommunications provisions of the Cuba sanctions.

During each of 2012 and 2013, the Company discovered inadvertent transactions with Cuban nationals by two of the Company’s agents. Each of the two transactions (one by each such agent) was for $1,000 or less, and the Company voluntarily disclosed these transactions to OFAC. The Company has systematic controls that halt transactions where sender or receiver addresses or the country listed on a photo ID reflects a Cuban national, as well as written policies and procedures for handling transactions that involve Cuban nationals. In these cases the agents did not follow the Company’s hold procedures for such transactions. The Company has communicated and reiterated with all of its agents its controls, policies and procedures related to such transactions. The Company did not settle these two transactions with the agents. The Company has not received additional inquiries from OFAC related to the two voluntary disclosures.

Syria and Sudan

In its 2011 comment response letters to the SEC, the Company stated that it was then contemplating whether to conduct transactions in both Syria and Sudan. Since 2011, the Company has not contacted potential agents or government officials in Syria, and has not entered into any agreements related to conducting transactions in Syria. [***]7 The Company allows send and receive transactions in South Sudan, a country that was established in July 2011 and is not subject to OFAC embargo. Any operations or relationships commenced by the Company in Syria or Sudan will be conducted in a manner that is consistent with the terms of its compliance program and compliant with OFAC requirements, U.S. law and other applicable legal or regulatory requirements.

[6]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
[7]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

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June 5, 2013

Mr. Stephen Krikorian, Securities and Exchange Commission

2.	Comment. Please discuss for us the materiality of any contacts with Cuba, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Response. During the past three fiscal years and currently, the Company has not had any contacts and is not conducting business in or with Syria, thus there is nothing to disclose and no material activity, either quantitatively or qualitatively, with respect to Syria. [***]8 From a quantitative perspective there are no transactions or revenue to report, and from a qualitative perspective the Company determined that the limited contacts with Sudan described above were not material and did not raise material investment risks for investors. During the past three fiscal years, the Company conducted transactions totaling $4,503 with Cuba through the mobile provider relationship and $135 in test transactions through the relationship with the terminated agent, [***]9, each as described above. From a quantitative and qualitative perspective, the Company determined that the limited business conducted and the limited contacts made were not material and did not raise material investment risks for investors. Any operations or relationships that are consummated by the Company, either directly or indirectly, with any of these countries will be conducted in a manner consistent with the Company’s compliance program and applicable laws and legal requirements, and will be disclosed in the Company’s filings with the Commission as appropriate and required under the legal and regulatory requirements of the Commission.

[8]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
[9]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.

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June 5, 2013

Mr. Stephen Krikorian, Securities and Exchange Commission

Exhibit Index, page 72

Exhibit 23, Consent of Deloitte & Touche LLP

3.	Comment. Please amend to include a consent from the independent registered public accounting firm that references the dates of the reports that are the same as the dates of the reports included in the filing on pages F-3 and F-4. In this regard, the consent refers to reports dated March 1, 2013, while the reports in the filing are dated March 4, 2013.

Response. A Form 10-K/A that amends the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012 was filed on June 5, 2013 containing the corrected Exhibit 23.

Exhibit 24, Power of Attorney

4.	Comment. Please amend to include a power of attorney that has been properly dated. Refer to Rule 12b-11(d) of the Exchange Act.

Response. A Form 10-K/A that amends the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2012 was filed on June 5, 2013 containing the corrected Exhibit 24.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Exhibit 32.1, Section 906 Certification of Chief Executive Officer

5.	Comment. Please amend to also certify that information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Response. A Form 10-Q/A that amends the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2013 was filed on June 5, 2013 containing the corrected Exhibit 32.1.

In response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOIA Confidential Treatment Requested by MoneyGram International, Inc. Pursuant to 17 CFR 200.83 – Page 5

June 5, 2013

Mr. Stephen Krikorian, Securities and Exchange Commission

We trust this letter is fully responsive to your comments. Please do not hesitate to contact me at 214-999-7552 if you require additional information to respond to your comments.

Sincerely,

/s/ Francis Aaron Henry

Francis Aaron Henry
Executive Vice President, General Counsel and Secretary

cc:	Pamela Patsley, Chairman and Chief Executive Officer

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